Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 30 September 2025.

As at 30.09.25
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	13,996

£m
Group equity
Called up share capital and share premium	4,168
Other equity instruments	13,243
Other reserves	610
Retained earnings	58,373
Total equity excluding non-controlling interests	76,394
Non-controlling interests	449
Total equity	76,843
Group indebtedness
Subordinated liabilities	12,911
Debt securities in issue at amortised cost	108,589
Debt securities in issue designated at fair value	89,225
Total indebtedness	210,725
Total capitalisation and indebtedness	287,568
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	16,941
Performance guarantees, acceptances and endorsements	8,684
Total contingent liabilities	25,625
Documentary credits and other short-term trade related transactions	1,285
Standby facilities, credit lines and other commitments	428,318
Total commitments	429,603

Barclays PLC	1